FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of APRIL 2006
                                  25 APRIL 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing ACCOUNTING ALIGNMENT, BETTING released on 25 APRIL 2006


PRESS RELEASE

                                                                   25 April 2006

                       BRITISH SKY BROADCASTING GROUP PLC
           BSkyB follows industry practice in accounting for betting

Following recent changes in industry practice regarding the accounting for betting revenues and costs under International Financial Reporting Standards, British Sky Broadcasting Group plc ("Sky") is today announcing its intention to align its accounting policy with this change in industry practice.

In Sky's Interim Report for the half year ended 31 December 2005 to be filed on form 6-K with the SEC on 26 April 2006, and in all quarterly reporting from then on, Sky will account for betting revenues and costs under IAS 39 - "Financial instruments: Recognition and Measurement". On this basis, betting payouts will be netted against Sky Bet revenues. There is no effect on Sky's operating profit.

Below is an extract from the consolidated income statement for the half year ended 31 December 2005 illustrating the effect of applying the new aligned accounting policy.

Consolidated                   Existing       Change              New accounting
income statement             accounting                                   policy
                                 policy
GBPm
Revenue
   DTH subscribers                1,554                                    1,554
   Cable subscribers                112                                      112
   Advertising                      171                                      171
   Sky Bet                          136        (120)                          16
   Sky Active                        46                                       46
   Other                            117                                      117
                                  2,136        (120)                       2,016
                             ___________________________________________________

Operating expenses
   Programming                    (810)                                    (810)
   Transmission and related
    functions                      (87)                                     (87)
   Marketing                      (332)                                    (332)
   Subscriber management          (215)          (4)                       (219)
   Administration                 (154)                                    (154)
   Betting                        (124)          124                           -
                                (1,722)          120                     (1,602)
                             ___________________________________________________


Operating profit                   414             -                         414
________________________________________________________________________________

Enquiries:

Analysts/Investors:
Andrew Griffith          Tel: 020 7705 3118
Robert Kingston          Tel: 020 7705 3726
E-mail: investor-relations@bskyb.com

Press:
Matthew Anderson         Tel: 020 7705 3267
Robert Fraser            Tel: 020 7705 3036
E-mail: corporate.communications@bskyb.com

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 25 APRIL 2006                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary